UPM-KYMMENE COMPLETES REPAP ACQUISITION

Helsinki, Finland and Stamford, Connecticut, (October 16, 2000) - UPM-Kymmene Corporation (Helsinki Stock Exchange: UPM1V; NYSE: UPM) and Repap Enterprises Inc. (TSE: RPP) announced today that the shareholders of Repap have approved the amalgamation of Repap with a wholly-owned subsidiary of UPM-Kymmene that was previously announced on August 29, 2000. Over 96 percent of Repap shareholders, represented either in person or by proxy, voted in favour of the transaction.

At closing, which is expected to occur today, Repap will amalgamate with a wholly-owned subsidiary of UPM-Kymmene, each Repap common share will be converted into one special share of the amalgamated company and all special shares will then be purchased by a wholly-owned subsidiary of UPM-Kymmene for CAD 0.20 per share in cash. In addition, preferred shares of Repap will be acquired by a wholly-owned subsidiary of UPM-Kymmene at closing for their redemption price of CAD 25.00 per share in cash. The transaction values Repap's equity at approximately CAD 160 million (EUR 123 million), implying an enterprise value of approximately CAD 1.35 billion (EUR 1.04 billion).

Repap registered shareholders who have submitted properly completed letters of transmittal together with their share certificates to Montreal Trust Company of Canada will receive their consideration by first class mail unless they have instructed Montreal Trust in their letters of transmittal to have their consideration held for pick-up. Montreal Trust is expected to mail such consideration to former Repap shareholders and have it made available for pick-up where applicable as soon as practicable following the closing. Repap shareholders whose shares are held in the name of a securities dealer, broker or other intermediary are advised to contact that entity for further information.

The acquisition strengthens UPM-Kymmene's global leadership in magazine papers and is a logical step for UPM-Kymmene to become a major local magazine paper producer in North America. UPM-Kymmene continues to further develop a low cost production structure with state-of-the-art facilities. The Repap acquisition is expected to produce approximately CAD 50 million (EUR 38 million) in annual pre-tax synergies by 2002 through product and market mix optimization, cost savings in purchasing, logistics and selling, general and administrative expenses as well as through improvements in best practices. The acquired mill will operate under the name UPM-Kymmene Miramichi.

RBC Dominion Securities Inc. acted as financial advisor to UPM-Kymmene and Donaldson, Lufkin & Jenrette acted as financial advisor to Repap. Osler, Hoskin & Harcourt LLP and White & Case LLP acted as legal advisors to UPM-Kymmene and Stikeman Elliot and Sullivan & Cromwell acted as legal advisors to Repap.

About UPM-Kymmene

UPM-Kymmene, which is based in Helsinki, Finland, is one of the world's largest forest product companies and paper producers. The Group's turnover in 1999 amounted to EUR 8.3 billion (CAD 11.1 billion) and operating profit to EUR 1.6 billion (CAD 2.1 billion). The company's product range covers printing papers, converting materials and wood products. Printing Papers, which comprise magazine papers, newsprint and fine papers, account for over half of the Group's turnover. Following the closing of the Repap acquisition, UPM-Kymmene will be the world's largest producer of magazine papers and will rank among the world's top ten producers of newsprint and fine papers. UPM Converting is among Europe's leading suppliers of converting materials. The Group is also Europe's biggest plywood producer and one of the continent's biggest producers of sawn timber. UPM-Kymmene's operations are focused on European Union countries and the United States, where the company owns Blandin Paper in Minnesota producing LWC magazine papers. North American sales account for 11% of the Group's turnover. The Group has production plants in 13 countries and 170 sales and distribution companies spanning five continents.

About Repap

Repap is a major producer of LWC magazine papers with a 9% share of total North American capacity. In 1999, the company's net sales amounted to CAD 570 million (EUR 425 million) and operating profit to CAD 68 million (EUR 51 million). The company's high quality paper is utilized in magazines, catalogs, inserts and commercial printing applications. Repap's world-class coated paper complex in New Brunswick, Canada, has two modern paper machines with a design capacity of 450,000 metric tons, a northern bleached softwood kraft pulp mill with an annual capacity of 235,000 metric tons and an integrated groundwood pulp mill with an annual capacity of 125,000 metric tons. Repap also has two sawmills with an annual capacity of 137,000 cubic metres. Repap employed 1,480 persons at the end of 1999.

Forward-Looking Statements

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities law. These forward- looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

Further Information

For further information, please contact:

UPM-Kymmene Corporation:

Markku Franssila
Vice President
Corporate Communications
tel. +358 204 15 0021

Olavi Kauppila
Vice President
Investor Relations
tel. +358 204 15 0658

Repap Enterprises Inc.:

Stephen Larson
President & Chief Executive Officer
tel. 1 (203) 964-6163

Michelle Cormier
Vice President & Chief Financial Officer tel. 1 (203) 964-6168